SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No.     )*

EXTRACTION OIL & GAS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

30227M105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13 G	PAGE 2 of 12
CUSIP No. 30227M105

(1)	NAME OF REPORTING PERSON Bronco Investments II (EQ), LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 6,191,950
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 6,191,950
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,950
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
(12)	TYPE OF REPORTING PERSON OO

Schedule 13 G	PAGE 3 of 12
CUSIP No. 30227M105

(1)	NAME OF REPORTING PERSON Bronco Investments (EQ), LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 10,510,377
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 10,510,377
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,510,377
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
(12)	TYPE OF REPORTING PERSON OO

Schedule 13 G	PAGE 4 of 12
CUSIP No. 30227M105

(1)	NAME OF REPORTING PERSON OZ Management LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 16,702,327
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 16,702,327
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,702,327
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
(12)	TYPE OF REPORTING PERSON IA

Schedule 13 G	PAGE 5 of 12
CUSIP No. 30227M105

(1)	NAME OF REPORTING PERSON Och-Ziff Holding Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 16,702,327
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 16,702,327
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,702,327
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
(12)	TYPE OF REPORTING PERSON CO

Schedule 13 G	PAGE 6 of 12
CUSIP No. 30227M105

(1)	NAME OF REPORTING PERSON Och-Ziff Capital Management Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 16,702,327
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 16,702,327
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,702,327
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
(12)	TYPE OF REPORTING PERSON OO

Schedule 13 G	PAGE 7 of 12
CUSIP No. 30227M105

(1)	NAME OF REPORTING PERSON Daniel S. Och
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 16,702,327
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 16,702,327
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,702,327
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
(12)	TYPE OF REPORTING PERSON IN

Schedule 13 G	PAGE 8 of 12
CUSIP No. 30227M105

ITEM 1	(a).	NAME OF ISSUER:

EXTRACTION OIL & GAS, INC.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 370 17th Street, Suite 5300 Denver, CO 80202

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)

Bronco Investments II (EQ), LLC (“Bronco II”) is a Delaware limited liability company that is owned by certain investment funds affiliated with OZ Management LP and OZ Management II LP, each a Delaware limited partnership.

		(ii)	Bronco Investments (EQ), (“Bronco”) LLC is a Delaware limited liability company that is owned by certain investment funds affiliated with OZ Management LP, a Delaware limited partnership.

		(iii)	OZ Management LP (“OZ”), a Delaware limited partnership, is the principal investment manager to a number of investment funds and discretionary accounts (collectively, the “Accounts”).

		(iv)	Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, serves as the general partner of OZ. The shares of common stock reported in this Schedule 13G are held in the Accounts managed by OZ.

		(v)	Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company, is a holding company that is the sole shareholder of OZHC.

		(vi)	Daniel S. Och is the Chief Executive Officer of OZHC and the Chief Executive Officer, an Executive Managing Director and Chairman of OZM.

The citizenship of each of OZ, OZHC, OZM and is set forth above. Daniel S. Och is a United States citizen.

The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

COMMON STOCK, $0.01 par value per share

ITEM 2	(e).	CUSIP NUMBER:

30227M105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) or 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Schedule 13 G	PAGE 9 of 12
CUSIP No. 30227M105

ITEM 4.	OWNERSHIP.

OZ and OZ Management II LP (“OZII”) each serves as the principal investment manager to the Accounts. OZII is a wholly-owned subsidiary of OZ and, as such, OZ may be deemed to be the beneficial owner of Class A common stock par value $0.01 par value per share (“shares”) held in the Accounts managed by OZII. OZ is the sole member of Och-Ziff Holding II LLC (“OZHII”), the general partner of OZII. As a result, OZ has voting and dispositive authority over the shares reported in this Schedule 13G. OZHC serves as the sole general partner of OZ. As such, OZHC may be deemed to control OZ and, therefore, may be deemed to be the beneficial owner of the shares reported in this Schedule 13G. OZM is the sole shareholder of OZHC, and, for purposes of this Schedule 13G, may be deemed to be the beneficial owner of the shares reported in this Schedule 13G. Mr. Daniel S. Och is the Chief Executive Officer and an Executive Managing Director of OZM. As such, for purposes of this Schedule 13G, he may be deemed to control such entity and, therefore, be deemed to be the beneficial owner of the shares reported in this Schedule 13G.

Bronco Investments II (EQ), LLC (“Bronco II”) is a Delaware limited liability company that is owned by certain investment funds affiliated with OZ Management LP and OZ Management II LP, each a Delaware limited partnership. OZ and OZII are the principal investment managers to a number of investment funds and discretionary accounts (collectively, the “Accounts”). OZII is a wholly-owned subsidiary of OZ and, as such, OZ may be deemed to be the beneficial owner of the Units held in the Accounts managed by OZII. OZ’s sole general partner is Och-Ziff Holding Corporation, a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC, a Delaware limited liability company. OZ is the sole member of Och-Ziff Holding II LLC, a Delaware limited liability company, which serves as the general partner of OZII. The shares of common stock offered hereby are beneficially held in Accounts managed by OZ and OZII. Each of OZ, OZII, OZHC, OZHII, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the Registrable Securities held by Bronco Investments II (EQ), LLC.

Bronco Investments (EQ), (“Bronco”) LLC is a Delaware limited liability company that is owned by certain investment funds affiliated with OZ Management LP, a Delaware limited partnership. OZ Management’s sole general partner is Och-Ziff Holding Corporation, a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC, a Delaware limited liability company. Each of OZ Management, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the common stock held by Bronco Investments (EQ), LLC.

The percentages used in this Item 4 are calculated based on 171,834,605 shares of common stock par value $0.01 as reported in the Issuer’s Form S1 on January 6, 2017 plus full conversion of preferred shares held by Bronco II. Beneficial ownership information is presented as of December 31, 2016.

A.	BRONCO II

(a)	Amount beneficially owned:

6,191,950

(b)	Percent of class:

3.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

6,191,950

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

6,191,95

B.	BRONCO

(a)	Amount beneficially owned:

10,510,377

(b)	Percent of class:

6.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

10,510,377

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

10,510,377

C.	OZ

(a)	Amount beneficially owned:

16,702,327

(b)	Percent of class:

9.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

16,702,327

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

16,702,327

D.	OZHC

(a)	Amount beneficially owned:

16,702,327

(b)	Percent of class:

9.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

16,702,327

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

16,702,327

Schedule 13 G	PAGE 10 of 12
CUSIP No. 30227M105

E.	OZM

(a)	Amount beneficially owned:

16,702,327

(b)	Percent of class:

9.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

16,702,327

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

16,702,327

F.	Daniel S. Och

(a)	Amount beneficially owned:

16,702,327

(b)	Percent of class:

9.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

16,702,327

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

16,702,327

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Schedule 13 G	PAGE 11 of 12
CUSIP No. 30227M105

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

Schedule 13 G	PAGE 12 of 12
CUSIP No. 30227M105

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 6, 2017

BRONCO INVESTMENTS II (EQ), LLC

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
BRONCO INVESTMENTS (EQ), LLC

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OZ MANAGEMENT LP
By: Och-Ziff Holding Corporation, its general partner

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF HOLDING CORPORATION

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
DANIEL S. OCH

By:	/s/ Daniel S. Och
Daniel S. Och